

02 NOV 21 AM 9:50

# WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

18 November 2002


02055977

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

**BY COURIER**

Attn. : Mr. Frank Zarb, Esq.



Ladies and Gentlemen,

**Re: Wo Kee Hong (Holdings) Limited**
**Rule 12g3-2(b) Exemption**
**File No.82-3990**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

dlw 11/25

Phyllis Ng
Company Secretary

Encl.

PN/kl

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

**File No. 82-3990**

Annex A to Letter to the SEC dated
18 November , 2002 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

| DESCRIPTION OF DOCUMENT | CHECK IF ENCLOSED |
|---|---|
| 1. Title: Memorandum and Articles of Association<br>Date: Upon incorporation<br>Entity requiring item:<br>Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). | N/A |
| 2. Title: Annual Report<br>Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting<br>Entity requiring item:<br>The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. | N/A |
| 3. Title: Half Yearly Report and Preliminary Announcement<br>Date: Within four months of the end of half year period<br>Entity requiring item:<br>HKSE pursuant to Exchange Listing Agreement. | N/A |

4. Title: Notification of Changes in Officers
   (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

    Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

    Date: Simultaneously with dispatch to Shareholders

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

    Date: Immediately matter becomes known

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

    Date: Within 14 or 21 days of meeting

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

    (i) decision to make or recommend declaration of distribution to security holders;

    (ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

    (iii) preliminary announcements of profits or losses;

    (iv) proposed changes to capital structure, including redemption of securities; and

    (v) changes to general character of nature of business

    Date: Immediately after meeting; however, must be during non-trading hours

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

    Date: Next business day

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

    Date: Five calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Directors' Notice

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interests) Ordinance. N/A

KMC00998.DOC

# Attachment to Annex A

**File No. 82-3990**

Item no. 4 - Form D2 dated 11 November 2002
Letter of resignation from Mr. Barry John BUTTIFANT dated 7 November 2002
Press Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 11 November 2002

#82-3990



Companies Registry
公司註冊處

Form 表格 **D2**

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

**Company Number 公司編號**

| **F5056** |
|---|

**1 Company Name 公司名稱**

| **Wo Kee Hong (Holdings) Limited** |
|---|

**2 Type of Change 更改事項**

* ☑ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☐ Change of particulars 更改資料

**3 Details of Change 更改詳情**

(Note 註 2) **A. Resignation or cessation 辭職或停職**
*(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)*

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

**Name 姓名**

| Surname 姓氏 | Other names 名字 |
|---|---|
| BUTTIFANT | Barry John |

**Identification 身份證明**

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| XG329762(8) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

**Date of Resignation or Cessation 辭職或停職日期**

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| 7 | 11 | 2002 | |

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

**Presentor's Name and Address**
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

**For Official Use**
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

| 11/11/2002 | FF584147 |
|---|---|
| CR No. : | F-005056- |
| Sh. Form : | D2F |
| 13 | $20.00 |
| TOTAL(CSH) | $20.00 |

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號

**F5056**



## 3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

**B. Appointment／Change of particulars 委任／更改資料**

*(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)*

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| | DD 日 MM 月 YYYY 年 |

**Existing Name** 現用姓名

**Name／New Name** 姓名／新姓名

Surname 姓氏 Other names 名字

Previous Names 前用姓名

**Address** 地址

**Identification** 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

**This Notification includes** 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：



(Name 姓名)：( ) Date 日期：11 November 2002

~~Director~~／ Secretary／ ~~Manager~~／ ~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

#82-3990

7 November 2002

The Board of Directors
Wo Kee Hong (Holdings) Limited
10/F., Unit A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories

Dear Sirs,

I hereby tender my resignation as a Director of the Company with immediate effect. I confirm that I have no claim against your Company in respect of fees, compensation for loss of office or on any other grounds whatsoever.

Yours faithfully,



Barry John BUTTIFANT

#82-3990





## WO KEE HONG (HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

### RESIGNATION OF DIRECTOR

The Board of Directors of Wo Kee Hong (Holdings) Limited ("the Company") announces that Mr. Barry John BUTTIFANT has resigned as Group Managing Director of the Company with effect from 7 November 2002. However, Mr. BUTTIFANT shall continue as an executive of the Company and as an Adviser to the Board of Directors on business and corporate development. The Board of Directors would like to express sincere gratitude to Mr. BUTTIFANT for his valuable contribution to the Company as a director over the last eighteen months.

By Order of the Board
**Phyllis NG**
*Company Secretary*

Hong Kong, 8 November 2002

# 82-3990





**WO KEE HONG (HOLDINGS) LIMITED**

**和記行(集團)有限公司***

*(於百慕達註冊成立之有限公司)*

## 董事退任

和記行(集團)有限公司(「本公司」)董事會宣佈，Barry John BUTTIFANT先生已於二零零二年十一月七日起辭任本公司之集團董事總經理之職。然而，BUTTIFANT先生將繼續留任為本公司行政人員以及董事會之業務及企業發展顧問。董事會衷心感謝BUTTIFANT先生於過去十八個月作為董事對本公司作出之寶貴貢獻。

承董事會命
*公司秘書*
吳心瑜

香港，二零零二年十一月八日

* *僅供識別*